PGIM Investments LLC

655Broad Street – 6th Floor Newark, New Jersey 07102

November 9, 2023

The Board of Trustees

PGIM Credit Income Fund

655Broad Street—6th Floor Newark, New Jersey 07102

Re: PGIM Credit Income Fund (the “Fund”)

To the Board of Trustees:

1.Expense Limitation. PGIM Investments LLC (“PGIM Investments” or the “Manager”), in its capacity as the Fund’s investment manager, hereby contractually agrees, for three (3) years from effectiveness of the Fund’s registration statement

(the “Limitation Period”), to waive its fees and/or reimburse expenses of the Fund so that the Fund’s Specified Expenses

(as defined below) will not exceed 0.50% of net assets (annualized).

“Specified Expenses” includes all expenses incurred in the business of the Fund, including organizational and offering costs, with the following exceptions: (i) the Management Fee, (ii) the Distribution and Servicing Fee, (iii) brokerage costs or other investment-related out-of-pocket expenses, including with respect to unconsummated investments, (iv) dividend/interest payments (including any dividend payments, interest expenses, commitment fees, or other expenses related to any leverage incurred by the Fund), (v) taxes, and (vi) extraordinary expenses (as determined in the sole discretion of the Manager). “Management Fee,” “Distribution and Servicing Fee,” and “Manager” have the meanings ascribed to them in the Fund’s prospectus.

Where applicable, PGIM Investments agrees to waive management fees or shared operating expenses on any share class to the same extent that it waives such expenses on any other share class.

The Fund hereby agrees to repay the amounts provided by PGIM Investments hereunder, when and if requested by the Manager, but only if and to the extent that Specified Expenses are less than 0.50% of net assets (annualized) (or, if a lower expense limit is then in effect, such lower limit) within three years after the date the Manager waived or reimbursed such fees or expenses.

2.Term. This agreement may not be terminated prior to the end of the Limitation Period without the prior approval of the Fund’s Board of Trustees. This letter agreement will remain in effect throughout the Limitation Period, unless terminated by the Fund’s Board of Trustees upon thirty (30) days’ written notice to the Manager. This Agreement may be renewed by the mutual agreement of the Manager and the Fund for successive terms. Unless so renewed, this Agreement will terminate automatically at the end of the Limitation Period. This Agreement will also terminate automatically upon the termination of that certain Investment Management Agreement between the Fund and the Manager unless a new investment management agreement with the Manager (or with an affiliate under common control with the Manager) becomes effective upon such termination.

4.Excess Expenses. In consideration of the Manager’s agreement as provided herein, the Fund agrees to carry forward the amount of the foregone management fees and expenses paid, absorbed, or reimbursed by the Manager, for a period not to exceed three years from the date in which the Manager waived or reimbursed such fees or expenses (“Excess Expenses”) and to reimburse the Manager in the amount of such Excess Expenses as promptly as possible, on a monthly basis, but only to the extent that such reimbursement does not cause the Fund’s Specified Expenses plus recoupment to exceed 0.50% of the average daily value of the Fund’s net assets (on an annualized basis). For the avoidance of doubt, if, at the end of any fiscal year in which the Fund has reimbursed the Manager for any Excess Expenses, the Fund’s Specified Expenses for such fiscal year exceed the Expense Limitation, the Manager shall promptly pay the Fund an amount equal to the lesser of: (i) the amount by which the Fund’s Specified Expenses for such fiscal year exceed the Expense Limitation; and (ii) the amount of reimbursements for Excess Expenses paid by the Fund to the Manager in such fiscal year. Any payment by the Manager to the Fund pursuant to the foregoing sentence shall be subject to later reimbursement by the

Fund in accordance with this Section 4. The Manager’s obligations under this Section 4 shall survive termination of this letter agreement.

5.Entire Agreement; Amendment. This letter agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements between the parties hereto relating to the matters contained herein and may not be modified, waived or terminated orally and may only be amended by an agreement in writing signed by the parties hereto.

6.Construction and Forum. This letter agreement shall be governed by the laws of the State of New York, without regard to its conflicts of law principles. Each of the parties hereto irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, and each of the parties hereto irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court.

7.Counterparts. This letter agreement may be executed in any number of separate counterparts, each of which shall be deemed an original, but the several counterparts shall together constitute but one and the same agreement of the parties hereto.

8.Severability. If any one or more of the covenants, agreements, provisions or texts of this letter agreement shall be held invalid, then such covenants, agreements, provisions or terms shall be deemed severable from the remaining covenants, agreements, provisions or terms of this letter agreement and shall in no way affect the validity or enforceability of the other provisions of this letter agreement.

PGIM INVESTMENTS LLC

By:	/s/ Scott E. Benjamin
Name:	Scott E. Benjamin
Title:	Executive Vice President